December 2, 2024

Steven Orbuch
Chairman and Chief Executive Officer
Sculptor Diversified Real Estate Income Trust, Inc.
9 West 57th Street, 40th Floor
New York, NY 10019

        Re: Sculptor Diversified Real Estate Income Trust, Inc.
            Registration Statement on Form 10
            Filed July 5, 2023
            File No. 000-56566
Dear Steven Orbuch:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Robert H. Bergdolt, Esq.